

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2012

Via E-mail
Steven J. Hislop
President and Chief Executive Officer
Chuy's Holdings, Inc.
1623 Toomey Road
Austin, TX 78704

> **Re: Chuy's Holdings, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed July 11, 2012**
> **File No. 333-176097**

Dear Mr. Hislop:

We have reviewed your responses to the comments in our letters dated June 18, 2012 and July 6, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Dilution, page 40

1. We note that the amount of dilution per share to new investors in the offering as disclosed on page 40 of $10.74 per share does not agree to the amount disclosed in the risk factor on page 33 of $10.50 per share. Please reconcile and revise these disclosures.

Description of Capital Stock, page 101

2. We note your disclosure on page 101 regarding the numbers of shares of your series A preferred stock, series B preferred stock and series X preferred stock that are issued and outstanding. However, these numbers do not appear to reflect the 1,640,035 shares of preferred stock that were repurchased on April 6, 2012. Please revise or advise.

3. We note that you intend to amend your certificate of incorporation to increase the number of authorized capital stock after the effectiveness of your registration statement and prior to the closing of the offering. Please revise to clarify in an appropriate place in your prospectus that shareholder approval and the subsequent effectiveness of the amendment to your certificate of incorporation are conditions to the issuance of shares in your offering.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
       Charles T. Haag, Esq.
       Jones Day